UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41693

Zapp Electric Vehicles Group Limited

87/1 Wireless Road

26/F Capital Tower

All Seasons Place

Lumpini, Pathumwan

Bangkok 10330 Thailand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On March 3, 2025, Zapp Electric Vehicles Group Limited (the “Company”) entered into an At The Market Offering Agreement (the “Sales Agreement”) with H.C. Wainwright & Co., LLC, as sales agent (“Wainwright”), pursuant to which the Company may offer and sell, from time to time through Wainwright, ordinary shares, $0.002 par value per share (the “Shares”), for aggregate gross proceeds of up to $3,000,000 (the “ATM Offering”). The offer and sale of the Shares will be made, once declared effective by the Securities and Exchange Commission (the “SEC”) pursuant to a registration statement on a Form F-3, as amended, originally filed with the SEC on March 3, 2025, and the related prospectus contained therein (the “Registration Statement”), as supplemented by a prospectus supplement relating to the ATM Offering.

Pursuant to the Sales Agreement, Wainwright may sell the Shares in sales deemed to be “at-the-market” equity offerings as defined in Rule 415 promulgated under the Securities Act, including sales made directly on or through the Nasdaq Capital Market or any other method permitted by law. If agreed to in a separate terms agreement, the Company may sell the Shares to Wainwright as principal, at a purchase price agreed upon by Wainwright and the Company. Wainwright may also sell the Shares in negotiated transactions with the Company’s prior approval. The offer and sale of the Shares pursuant to the ATM Offering will terminate upon the earlier of (a) the sale of the Shares pursuant to the prospectus supplement filed with the SEC having an aggregate sales price of $3,000,000, or (b) the termination of the Sales Agreement by Wainwright or the Company pursuant to its terms. The Company has no obligation to sell any of the Shares, and may at any time suspend offers under the Sales Agreement.

The Company currently intends to use the net proceeds from the ATM Offering, if any, for working capital and general corporate purposes.

The Company has agreed to pay Wainwright a commission of 3.0% of the gross proceeds from any Shares sold by Wainwright and to provide Wainwright with customary indemnification and contribution rights, including for liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company also will reimburse Wainwright for certain specified expenses in connection with entering into the Sales Agreement. The Sales Agreement contains customary representations and warranties and conditions to the placements of the Shares pursuant thereto.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Shares, nor shall there be any offer, solicitation, or sale of the Shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The provisions of the Sales Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to the Sales Agreement and are not intended as a document for investors and the public to obtain factual information about the Company’s current state of affairs. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

The foregoing summary of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1

At The Market Offering Agreement, dated as of March 3, 2025, by and between Zapp Electric Vehicles Group Limited and H.C. Wainwright & Co., LLC (incorporated by reference to Exhibit 1.2 to Zapp Electric Vehicles Group Limited’s Form F-3 (File No. 333-285544), filed with the the SEC on March 4, 2025).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZAPP ELECTRIC VEHICLES GROUP LIMITED

Date: March 4, 2025	By:	/s/ Jeremy North
	Name:	Jeremy North
	Title:	President